Exhibit 12
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended
	March 31,

	2006	2005

(Loss)/income before discontinued operations, net of minority interests	$(3,352)	$4,789
Add (from continuing operations):
Interest on indebtedness	44,094	38,572
Loss on early debt retirement	—	6,644
Minority interests	(452)	117
Portion of rents representative of the interest factor	168	165

Earnings	$40,458	$50,287

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness	$44,094	$38,572
Loss on early debt retirement	—	6,644
Capitalized interest	835	410
Portion of rents representative of the interest factor	168	165

Fixed charges	45,097	45,791

Add:
Preferred stock dividend	3,842	3,842

Combined fixed charges and preferred stock dividend	$48,939	$49,633

Ratio of earnings to fixed charges	—	1.10	x
Ratio of earnings to combined fixed charges and preferred stock dividend	—	1.01	x
      For the three months ended March 31, 2006, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $4.6 million.
      For the three months ended March 31, 2006, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $8.5 million.